Exhibit 99.1

Kandi Announces Receipt of

Nasdaq Notification Regarding Minimum Bid Price Compliance Deficiency

JINHUA, China, May 8, 2026 – Kandi Technologies Group, Inc. (“Kandi” or the “Company”) (NASDAQ GS: KNDI), a global innovator in intelligent equipment and a technology-driven platform company, today announced that, on May 5, 2026, the Company received a notification letter (“Nasdaq Notification”) from the Nasdaq Listing Qualifications Department (“Nasdaq”) notifying the Company that it is not in compliance with the minimum bid price requirement from March 23, 2026 through May 4, 2026. As set forth in the Nasdaq Listing Rules 5450(a)(1) (“Nasdaq Listing Rule”), it requires that the closing bid price for the Company’s ordinary shares listed on the Nasdaq be maintained at a minimum of $1.00 per share and failure to meet it for 30 consecutive business days constitutes a compliance deficiency.

The notification has no immediate effect on the listing of the Company’s ordinary shares on the Nasdaq.

In accordance with the Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification, or until November 2, 2026 (the “Initial Compliance Period”), to regain compliance with the minimum bid price requirement. During this period, the Company’s ordinary shares will continue to trade on the Nasdaq Global Select Market. If at any time during the Initial Compliance Period, the closing bid price of the Company’s ordinary shares is at least $1.00 per share for a minimum of ten consecutive business days, Nasdaq will provide a written notification of compliance notifying that the Company has regained compliance with the minimum bid price requirement.

In the event the Company does not regain compliance by November 2, 2026, it may be eligible for additional time to demonstrate compliance with the bid price requirement pursuant to Nasdaq Listing Rule 5810(c)(3)(A). To qualify, the Company would need to apply for a transfer to the Nasdaq Capital Market. In connection with such transfer, the Company must submit an online transfer application (“Transfer Application”), pay a non-refundable application fee of $5,000, and meet the continued listing requirements of the Nasdaq Capital Market. In addition, the Company would be required to meet the continued listing requirements for the market value of publicly held shares and all other initial listing standards, other than the minimum bid price requirement, and to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split if necessary. Nasdaq’s staff (the “Staff”) will determine whether the Company will be able to cure this deficiency. If the Staff conclude that the Company will not be able to cure the deficiency, or if the Company determines not to submit a Transfer Application or make the required representation, Nasdaq will notify the Company that its securities will be subject to delisting, and the Company may appeal any such determination to a Nasdaq hearing panel in accordance with applicable procedures.

In addition, if, during any compliance period specified in the Nasdaq Listing Rule 5810(c)(3)(A)(iii), the Company’s ordinary shares have a closing bid price of $0.10 or less for ten consecutive trading days, Nasdaq will issue a Staff Delisting Determination under Rule 5810 with respect to such securities.

The Company intends to monitor the closing bid price of its ordinary shares between now and November 2, 2026. In the event that the Company is not eligible for additional time to regain compliance with the Nasdaq requirements toward the end of the Initial Compliance Period, the Company’s board of directors will consider available options to achieve compliance.

About Kandi Technologies Group, Inc.

Kandi Technologies Group, Inc. (NASDAQ: KNDI) is a global innovator in intelligent equipment and a technology-driven platform company. It leverages technological innovation, a global supply chain, and advanced manufacturing to transform industries and expand real-world applications, bringing technology closer to people’s everyday lives. Guided by a “one core, two growth engines” strategic framework, the Company anchors its business in all-domain intelligent vehicles, with battery swapping equipment and intelligent robotics as two strategic growth pillars. Driven by its mission to bring joy to daily life, Kandi fosters shared success and sustainable, long-term growth through open collaboration and mutually beneficial partnerships, creating enduring industrial and societal value while building a globally respected brand.

For more information, please visit ir.kandigroup.com. The Company routinely provides important updates on its website.

Safe Harbor Statement

This press release contains certain statements that may include “forward-looking statements.” All statements other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology, such as “believes,” “expects,” or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including the risk factors discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on the SEC’s website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these risk factors. Other than as required under the applicable securities laws, the Company does not assume a duty to update these forward-looking statements.

For investor and media inquiries, please contact:

Kandi Technologies Group, Inc.

Kewa Luo

Tel: +1 (212) 551-3610

Email: IR@kandigroup.com

Piacente Financial Communications

Brandi Piacente

Tel: +86-10-6508-0677

Email: Kandi@thepiacentegroup.com